UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Onyx Pharmaceuticals, Inc.

(Name of Subject Company)

Onyx Pharmaceuticals, Inc.

(Names of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

683399109

(CUSIP Number of Class of Securities)

N. Anthony Coles

President and Chief Executive Officer

Onyx Pharmaceuticals, Inc.

249 East Grand Avenue

South San Francisco, California 94080

(650) 266-0000

With copies to:

Stuart M. Cable

James A. Matarese

Goodwin Procter LLP

Exchange Place

Boston, MA 02109

(617) 570-1000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

On August 27, 2013, Onyx Pharmaceuticals, Inc. (“Onyx”), provided the following Q&A:

Highlights

•	This agreement maximizes the value for stockholders

•	$10.4B purchase price, or $9.7 billion net of estimated Onyx cash

•	$125 per share all-cash offer

•	The transaction is currently expected to close at the beginning of the fourth quarter, subject to the satisfaction of customary closing conditions, including the receipt of regulatory clearance.

•	Onyx’s Board of Directors engaged in a careful and thorough process, and determined that this all-cash transaction with Amgen maximizes value for stockholders.

•	The combination of Onyx with a larger global organization expands the potential of our commercial medicines and clinical pipeline to reach more patients globally.

•	We have significant momentum across our business and this is an affirmation of the meaningful value we have created.

Employee Matters

•

This is a significant opportunity for Onyx, and a testament to the value you have created through your dedication and unwavering commitment to the company; value that translates directly into thousands of cancer patients’ lives being transformed by our therapies. You should be extremely proud of the remarkable company that we have built.

•

We want to acknowledge your patience and understanding throughout this process so far, and we know that it is always more unsettling when these transactions are preceded by a period of speculation and rumors.

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We are pleased about the benefits and opportunities that will come from being part of a significantly larger, global organization, expanding the potential for our therapies to reach more patients around the world.

•

Amgen recognizes the significant momentum across our business and the meaningful value we have created, and initially plans to operate Onyx as a stand-alone entity in order to minimize disruption to ongoing operations. Amgen does intend to retain the South San Francisco location and select Onyx capabilities.

•	It is important to remember that, until the transaction closes, Onyx and Amgen will continue to operate as independent entities, and we will continue our normal business activities.

•	We will provide you with updates when we are able to do so.

Employee Questions

Compensation/Benefits

1.	What does this mean for me, between now and close and post close? Who/What functions will be impacted? When will I meet my new boss? Will my reporting relationships change? Will my title change?

•	While we don’t know the answer to all your questions, let us share what we do know.

•	First, our team values our employees and understands their desire for information.

•	Employment-related decisions have not been made at this point in the process.

•	Until the close, Onyx will continue to operate as a stand-alone entity.

•	Amgen is looking forward to working with Onyx’s highly talented and experienced workforce.

2.	When will I know if my position is being eliminated at close?

•

All employees will be notified no later than 30 days after the transaction closes if their positions are to be eliminated, transitioned, or they are to be offered longer-term employment with Amgen. If their positions are to be eliminated, they will be provided at least two weeks’ notice prior to their last day.

3.	Can you provide detail on the level of layoffs you would expect at Onyx?

•	Amgen’s objective is to maintain the momentum of the business and continue the value creation that Onyx has established.

•	It is therefore critical that Amgen takes the appropriate time needed to assess our organizational capabilities and make employment-related decisions.

•	Amgen expects to make decisions on all employees by 30 days after the transaction closes, and it expects that this process will take place gradually over the next few months.

4.	What happens to my unvested restricted stock units?

•

For all employees, your unvested restricted stock units will be converted to a cash payment at closing, and paid over the remaining vesting schedule subject to your continued employment, but no later than December 31, 2013. If your position is eliminated before December 31, 2013, you will receive the remaining payments right away. This applies to all employees, regardless of your level within Onyx.

5.	What happens to my unvested stock options?

•

For all employees, your unvested stock options will be converted to a cash payment at closing, and paid over the remaining vesting schedule subject to your continued employment, but no later than December 31, 2013. If your position is eliminated before December 31, 2013, you will receive the remaining payments right away. This applies to all employees, regardless of your level within Onyx.

6.	What happens to my vested stock options?

•	For all employees, your vested stock options will be converted to cash when the transaction closes, and paid to you soon after that.

7.	What will happen with the ESPP stock purchase plan? What will happen with the December ESPP purchase date?

•	If you are enrolled in the current ESPP period, contributions will continue to be deducted from your pay.

•

If the transaction closes before the end of this purchase period, at the closing date each participant’s ESPP contributions will be used to purchase shares, and participants will be paid the value of those shares in cash, net of applicable income tax withholdings.

•

If the transaction does not close before the end of this purchase period, in December, each participant’s ESPP contributions will be used to purchase shares as usual. This applies to all employees (whether your position is eliminated or you are a continuing employee).

•	If you have not enrolled for this purchase period, you may not sign up now, consistent with the ESPP program rules. No new purchase periods will begin after the December purchase date.

8.	Can I exercise my options before the closing? Can I buy or sell Onyx shares?

•

Onyx has imposed a company-wide event-based blackout for all Onyx personnel and board members, related to the announcement of a merger agreement between Onyx and Amgen. You may not trade in Onyx securities until you receive notice that this blackout is lifted.

•	Until this Event-Based Blackout is lifted, you may not trade in Onyx securities or establish, renew or change your elections under a 10b5-1 plan. Trades under existing 10b5-1 plans will be suspended.

•	This blackout will remain in effect until:

•	For ET members and all VPs – until public announcement of the closing of the merger agreement

•	For other employees, the third trading day after submission of tender offer documents to the SEC.

9.	How will my stock options and restricted shares be taxed?

•	The cash payments that you receive for your vested and unvested options and restricted stock will be taxable at your appropriate tax rate.

•	We cannot give you tax advice and strongly recommend that you discuss the tax implications with your tax advisor.

10.	Will I still receive a 2013 bonus?

•	Yes, if you are in a bonus-eligible position and you stay through the end of 2013, you will receive your 2013 bonus in March 2014, based on the Onyx performance level accrued to date.

•	If your position is eliminated at closing or before the end of 2013, you will receive a 2013 annual bonus that will be prorated to the termination date.

11.	What happens to my benefits after closing? When can I find out about Amgen’s benefits?

•

Your current benefits will continue up until closing. If your position is eliminated at closing and you are a current participant in the Onyx healthcare benefits, COBRA coverage will be available to you. COBRA is generally available for up to 18 months after termination.

•	Amgen will provide more information to employees after the close.

•	Please contact Onyx Human Resources if you have questions about your current Onyx benefits.

•	See the next question for more information on the severance plan.

12.	Is there a severance plan or outplacement support for affected employees? How long will this remain in effect?

•

Amgen has agreed to honor the existing Onyx severance plan for employees whose positions are eliminated within 12 months after closing and severance benefits will be determined by the terms of that plan.

•	In order to receive severance benefits, your position must be eliminated, either at closing or after a transition period, as provided in the plan.

•

The terms of the existing Onyx severance plan will determine the level of severance benefits that a participant is eligible to receive. In general, the Onyx severance plan provides for the following in exchange for signing a general release of claims:

•

A minimum benefit of 2 months base salary (or more according to your level or tenure within the organization), or per local statutory requirements for global locations outside the U.S., as described in the plan.

•	COBRA (in the U.S.) paid for the duration of the severance period if the employee is enrolled in the Onyx benefits plan at the time of termination.

•

Outplacement services (all global locations) provided for a minimum of 1 month (or more according to your level within the organization and per pre-existing agreements with outplacement providers for global non-U.S. locations).

•	Employment-related decisions have not been made at this point in the process.

13.	Will I have to move in order to keep my job?

•	Between now and closing, Onyx will continue to operate as is.

•	Employment-related decisions have not been made at this point in the process.

Operating the Business

14.	Why is Onyx selling itself?

•

The tender offer documents, to be filed with the SEC by the end of the week, will contain detailed information concerning the terms of the transaction and the details of the strategic process undertaken by the Onyx board over the last few months and its rationale and reasons for approving the transaction and recommending it to stockholders. This transaction is an affirmation of the meaningful value that Onyx has created.

•	By combining forces with Amgen’s global organization, we will extend the reach of our therapies to patients worldwide while continuing to advance our pipeline of therapies.

•	We believe that the transaction with Amgen is in the best interests of the company and its stockholders.

15.	How do we know this will lead to the best possible outcome for Onyx?

•	By combining forces with Amgen’s global organization, we will extend the reach of our therapies to patients worldwide while continuing to advance our pipeline of therapies.

•	The Board thoroughly evaluated all options, including the option to remain a standalone entity, and determined Amgen’s proposal makes the most sense for Onyx and its shareholders.

16.	When will the integration process begin and how long will it take?

•

The integration planning process began upon the signing of the definitive merger agreement; integration will begin upon closing and will extend for a period beyond the close of the transaction until the transition is completed.

•	Until closing, however, Onyx and Amgen will remain independent companies.

17.	Will Onyx retain its brand or assume Amgen’s?

•	At this point, we do not have additional information on specific business decisions, such as branding. These decisions will be made during the course of the integration process.

•	Certainly the products’ brands will be retained and grown.

18.	What will the impact of this sale be on our budget?

•	It is too soon to speculate, but rest assured that Amgen recognizes that Onyx is an innovative company with a lot of growth in front of it.

•	Onyx will continue operating within our 2013 Operating Plan, and seeking to achieve our 2013 Corporate Goals. We will also continue building our 2014-2015 Operating Plan over the coming months.

19.	What is the plan for the current management team following the close?

•	It is too soon to speculate on changes that may occur within the management team.

•

Right now, our focus continues to be executing our operating plan and leading Onyx as an independent entity as we work our way through the closing conditions and regulatory approvals. We anticipate no significant changes to this approach prior to close.

20.	What are Amgen’s plans for Onyx, our products and our development programs? What is the integration strategy? When will it be decided and how long will it take?

•	We will provide you with updates when we are able to do so.

•	Until the transaction closes, our companies remain separate, and Onyx is legally bound and remains committed to running the business.

21.	What are the expectations with regard to interactions between Amgen’s employees and Onyx employees between now and close? Should I reach out to, or expect to hear from, my counterpart at Amgen? When can I share relevant confidential information with Amgen?

•	Until the transaction closes, our two companies will remain separate, and there will be limited contact between the two companies.

•	Integration teams at the two companies will be established prior to closing and charged with handling all integration planning matters.

•	Please talk with your Vice President if Amgen employees contact you or if you feel a need to contact Amgen employees, or if there is any question that you think needs input.

22.	How will communication be handled during this process? By Onyx or Amgen? How will Onyx employees be informed about the process, timing and what to expect in the future?

•	We have set up a page on OPUS that contains the most up-to-date information.

•	We will provide you updates when we are able to do so.

•	Please contact your manager for any additional questions regarding the transaction. If they cannot answer your questions, they will surface them with senior management.

•	Remember, until the transaction closes, Amgen cannot manage the business.

23.	If previously, it was “business as usual,” what should we be doing now? Can we continue to spend on ongoing programs? Do we need additional approvals?

•	We should continue advancing programs to maximize our commitment to patients. The two companies will remain separate until closing.

•

That said, under the terms of the merger agreement, there are some customary limitations on Onyx’s ability to enter into contracts, to perform certain other activities and to make employment offers. Before signing any new contracts, please review them with the Law department, and continue working with your HR Business Partner regarding any outstanding employment offers.

24.	Can you tell us about Amgen’s mission, vision, culture and values? Is it like Onyx’s? What about the leadership team?

•	Amgen strives to serve patients by transforming the promise of science and biotechnology into therapies that have the power to restore health or even save lives.

•	Members of Amgen’s management team are recognized biopharma leaders and Amgen is well-respected in the industry globally.

•	For more information you can visit their web site at www.amgen.com

Questions Re: Patient/Partner/Other

25.	What may I say to partners, specifically Bayer, Ono, distributers?

•

Management has placed calls into our partners, and management will be the point of contact with our partners regarding the transaction. You can share what’s in the press release, available on our external corporate website.

26.	What impact will this have on Onyx’s current clinical trials and programs?

•	Until the close, Onyx will continue to operate as an independent company operating our business in the ordinary course. This includes continuing our important work on current clinical trials.

•

However, the merger agreement provides for certain customary obligations on the part of Onyx prior to the closing of the transaction, and the legal team will provide more detail to the relevant departments in the near future to ensure that we comply with our obligations under that agreement.

•	You should discuss with your manager any need to sign contracts, commit funds or commit external resources.

27.	Do we have to get approval from Amgen on critical decisions before the closing?

•	Until the close, Onyx will continue to operate as an independent company operating under the ordinary course of our business.

•

That said, under our terms of the merger agreement, there are some customary limitations on Onyx’s ability to enter into contracts, to make employment offers, and to perform certain other activities. Before signing contracts, please review them with the Law department, and continue working with your HR Business Partner regarding any employment offers.

28.	How do I handle or transition external relations with patient advocacy groups, physicians, customers, regulatory agencies, vendors, clinical sites, etc.?

•

Management has placed calls into our partners, and management will be the point of contact with our partners regarding the transaction. You can share what’s in the press release, available on our external corporate website.

•	Until the close, Onyx will continue to operate as an independent company operating under the ordinary course of our business.

•	We will contact regulatory authorities, vendors, clinical partners, and others to coordinate the integration.

29.	During the integration process will we continue with planned regulatory interactions?

•	Until the close, Onyx will continue to operate as an independent company operating under the ordinary course of our business, including maintaining our relationships with regulators.

The tender offer described in this document (the “Offer”) has not yet commenced, and this document is neither an offer to purchase nor a solicitation of an offer to sell any shares of the common stock of Onyx or any other securities. On the commencement date of the Offer, a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, will be filed with the United States Securities and Exchange Commission (the “SEC”) by Amgen and a Solicitation/Recommendation Statement on Schedule 14D-9 will be filed with the SEC by Onyx. The offer to purchase shares of Onyx common stock will only be made pursuant to the offer to purchase, the letter of transmittal and related documents filed as a part of the Schedule TO. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ BOTH THE TENDER OFFER STATEMENT AND THE SOLICITATION/RECOMMENDATION STATEMENT REGARDING THE OFFER, AS THEY MAY BE AMENDED FROM TIME TO TIME, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The tender offer statement will be filed with the SEC by Amgen and Arena Acquisition Company, a wholly owned subsidiary of Amgen, and the Solicitation/Recommendation Statement will be filed with the SEC by Onyx. Investors and security holders may obtain a free copy of these statements (when available) and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov or by directing such requests to the Information Agent for the tender offer which will be named in the tender offer statement. Copies of Onyx’s filings with the SEC may be obtained free of charge at the “Investors” section of Onyx’s website at www.onyx.com.

Additional Information

The tender offer described in this document (the “Offer”) has not yet commenced, and this document is neither an offer to purchase nor a solicitation of an offer to sell any shares of the common stock of Onyx or any other securities. On the commencement date of the Offer, a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, will be filed with the United States Securities and Exchange Commission (the “SEC”) by Amgen and a Solicitation/Recommendation Statement on Schedule 14D-9 will be filed with the SEC by Onyx. The offer to purchase shares of Onyx common stock will only be made pursuant to the offer to purchase, the letter of transmittal and related documents filed as a part of the Schedule TO. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ BOTH THE TENDER OFFER STATEMENT AND THE SOLICITATION/RECOMMENDATION STATEMENT REGARDING THE OFFER, AS THEY MAY BE AMENDED FROM TIME TO TIME, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The tender offer statement will be filed with the SEC by Amgen and Arena Acquisition Company, a wholly owned subsidiary of Amgen, and the Solicitation/Recommendation Statement will be filed with the SEC by Onyx. Investors and security holders may obtain a free copy of these statements (when available) and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov or by directing such requests to the Information Agent for the tender offer which will be named in the tender offer statement. Copies of Onyx’s filings with the SEC may be obtained free of charge at the “Investors” section of Onyx’s website at www.onyx.com.

Forward-Looking Statements

Statements in this document may contain, in addition to historical information, certain statements that are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Onyx has identified some of these forward-looking statements with words like “believe,” “may,” “could,” “would,” “might,” “possible,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” or “continue,” the negative of these words, other terms of similar meaning or the use of future dates. Forward-looking statements in this document include without limitation statements regarding the planned completion of the Offer and the transaction. These statements are subject to risks and uncertainties that could cause actual results and events to differ materially from those anticipated, including, but not limited to, risks and uncertainties related to: uncertainties as to the timing of the transaction; uncertainties as to the percentage of Onyx stockholders tendering their shares in the offer; the possibility that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction; the effects of disruption caused by the transaction making it more difficult to maintain relationships with employees, collaborators, vendors and other business partners; the risk that stockholder litigation in connection with the transaction may result in significant costs of defense, indemnification and liability; Nexavar® (sorafenib) tablets, Kyprolis® (carfilzomib) for Injection and Stivarga® (regorafenib) tablets being the only approved products from which we may obtain revenue; competition; failures or delays in our clinical trials or the regulatory process; dependence on our collaborative relationship with Bayer; supply of Nexavar, Stivarga or Kyprolis; market acceptance and the rate of adoption of Nexavar, Stivarga and Kyprolis; pharmaceutical pricing and reimbursement pressures; serious adverse side effects, if they are associated with Nexavar, Stivarga or Kyprolis; government regulation; possible failure to realize the anticipated benefits of business acquisitions or strategic investments; protection of our intellectual property; and product liability risks; and other risks and uncertainties discussed in Onyx’s filings with the SEC, including the “Risk Factors” sections of Onyx’s most recent annual report on Form 10-K and subsequent quarterly reports on Form 10-Q, as well as the tender offer documents to be filed by Amgen and Arena Acquisition Corporation, a wholly owned subsidiary of Amgen, and the Solicitation/Recommendation Statement to be filed by Onyx. Onyx undertakes no obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as expressly required by law. All forward-looking statements in this document are qualified in their entirety by this cautionary statement.